July 30, 2024

Jeff Long

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure and Accounting Office

100 F Street, NE

Washington, DC 20549

Re:	Thirdline Real Estate Income Fund (the “Fund”) File Nos.: 333-255199 and 811-23653

Dear Mr. Long:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on July 16, 2024, with respect to the March 31, 2024 N-CSR filings for the Fund. For your convenience, your comments have been summarized with responses following each comment.

1.	Comment: When the Fund invests in money market funds you must include the name of the respective share class in the description of the investment in the Schedule of Investments.

Response: The Fund confirms that future reports will include the required information.

2.	Comment: When the Fund invests in floating rate securities it must include, as part of the securities description in the Schedule of Investments, the interest rate for the floating rate security at the respective period end.

Response: The Fund confirms that future reports will include the required information.

3.	Comment: Please confirm that the Statement of Operations is correct as it relates to the Fund receiving no investment income from affiliates. If the Fund did receive income from an affiliate the Fund must comply in future reports with Regulation S-X 6-07 which requires a fund to show separately on the Statement of Operations any investment income received from affiliates. In addition, if the Fund receives income from an affiliate Note 12 of the Financial Statements must include the dividends or interest included in caption 1 of the statement operations. This Note should also include the aggregate of dividends and interest included in the statement of operations in respect of investments in affiliates not held at the close of the period so that the total shall agree with the correlative amount shown on the statement of operations.

Response: The Fund did receive income from affiliates and should have disclosed that income as a separate line item on the Statement of Operations. Going forward, the Fund will break out such income in accordance to Regulation S-X and update the Notes to the Financial Statements to include the dividends or interest from affiliates.

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

4.	Comment: The Staff notes that Note 4 – Federal Income Taxes did not disclose the tax-basis components of dividends paid (i.e., ordinary income distributions, long-term capital gains distributions and return of capital distributions) for the past two years. Please refer to ASC 946-505-50-5 for guidance on this item.

Response: The Fund confirms that future reports will include the information required by ASC 946-505-50-5.

5.	Comment: The Staff notes that Note 7 – Fair Value does not include a general description of the investment strategies of the investees for each investment where practical expedient was used to value the investment. Please refer to ASC 820-10-50-6 for guidance on this item.

Response: The Fund confirms that future reports will include the information required by ASC 820-10-50-6.

6.	Comment: The Staff notes that the Trust did not use the most current version of Form N-CSR when it filed the Fund’s report. Confirm that all future N-CSR filings will be based on the most recent version of the Form.

Response: The Fund confirms that it will use the most recent version of Form N-CSR when it prepares its future filings.

7.	Comment: The Staff notes that the Fund’s Fact Sheet, which is available on the Fund’s website, incorrectly discloses the Fund’s net expense ratio. The Fund’s net expense ratio should include any expenses (including interest expenses) incurred by the Fund that are excluded from the expense limitation agreement between the Fund’s investment adviser and the Fund. In addition, the Fact Sheet, when describing the Fund’s quarterly distributions, refers to the Fund’s yield. Since the Fund’s distributions typically include return of capital, remove the references to “yield” from the Fact Sheet. If applicable, update the website and any other materials that disclose this information.

Response: The Fund confirms that it is working on updating the Fact Sheet to remove all references to “yield” and is updating the Fund’s net expense ratio to include any expenses incurred by the Fund that are excluded from the expense limitation agreement.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@practus.com.

Sincerely,

/s/ Wade Bridge

Wade Bridge

Counsel

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